

Mail Stop 3561

November 18, 2016

Via E-mail
Marc Fogassa
Chief Executive Officer
Jupiter Gold Corporation
Rua Vereador João Alves Praes nº 95-A
Olhos D'Água, MG 39398-000, Brazil

> **Re:** **Jupiter Gold Corporation**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted November 10, 2016**
> **CIK No. 0001684688**

Dear Mr. Fogassa:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 27, 2016 letter.

General

1. We note the reduction in the size of the offering in response to comment 3. As previously requested, please also provide us with an analysis of why you believe this selling shareholder offering is not by or on behalf of the issuer in light of the relationship between Jupiter Gold and the selling shareholder, the circumstances under which the shares were issued and the amount of time that the selling shareholder has held the shares. For guidance related to the relationship between the company and the selling shareholder please also note Securities Act Rules C&DI 212.15 available at https://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm, which further clarifies that the parent company is unable to conduct an offering under Rule

415(a)(1)(i).  If the parent chooses to go forward with this offering, it would have to price the offering, either at a fixed price or a range, subject to compliance with Rule 430A, and would have to disclose that Brazil Minerals is an underwriter .

Use of Proceeds, page 19

2.  Please disclose the amount(s) allocated to the working capital and additional reserves at each level of proceeds raised.

3.  We reissue comment 12.  We note the disclosure in this section and in the risk factors section that you retain broad discretion as to the allocation of the net proceeds from the offering.  The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated.  Please revise.

Business, page 25

Our Gold Properties, page 31

4.  We note your response to comment 18 indicating your draft has been edited in response to our comment.  However we note that sections II.1 through II.6 all state "the current status level within DNPM is that of Exploration Permit request ("Requerimento de Resquisa").  Please see item III.1 for details on the various status levels."  Please clarify that the permit status levels are found in section IV.1 and not III.1 and define the permit classification for Requerimento de Resquisa.

Consultants, page 51

5.  Please file a consent of expert from Mr. Francescatto as an exhibit to the registration statement.  Mr. Francescatto's consent should agree with the statements attributable to him in the prospectus and consent to being named in the prospectus.

Common  Stock Ownership of Certain Beneficial Owners and Management, page 52

6.  Please add a separate column to the table to reflect the percentage ownership including the preferred stock voting rights.

You may contact Blaise Rhodes at (202) 551-3774 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler at (202) 551-3718 if you have questions regarding mining engineering comments and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: Jay Weil, Esq.